Mail Stop 6010

December 28, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

> **Re: Power Technology, Inc.**
> **Revised Preliminary Proxy Materials**
> **Filed December 20, 2006**
> **File No. 0-24857**

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal One

1.   As previously requested, please clarify in the filing the difference between void shares and voidable shares under Nevada law.

2.   Revise the disclosure here and throughout the proxy statement to make clear that your counsel is unable to opine with regard to the applicability of Nevada law on the following issues:

- Whether under Nevada law the unauthorized shares the registrant issued are *void* or whether they are *voidable*;

Power Technology, Inc.
December 28, 2006
Page 2

- Whether the unauthorized issuances by the registrant would be considered "overissuances" under Nevada law; and
- Whether the receipt of shareholder approval now will be effective to correct prior unauthorized issuances.

3.   Revise language in the proxy statement that is inconsistent with counsel's inability to opine. For example, revise statements that the vote will "correct and remedy" the prior issuances or that the issuances "can be cured" by shareholder vote.

4.   Please refer to the fifth bullet of prior comment 1. Counsel should confirm in writing that the disclosure regarding the application of Nevada state law to the unauthorized issuances and the liability that arises as a result of those issuances is accurate and should not include the impermissible limitation "to the extent that the proper law is cited in the proxy."

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director